Filed by MainStay Funds Trust (SEC File Nos.: 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Voya Mutual Funds

Subject Company SEC File Numbers: 033-56094; 811-07428

October 4, 2019

Voya Investment Management

Client Talking Points

Voya CBRE Global Infrastructure Fund

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Fund Name	Surviving Fund Name
Reorganization	February 21, 2020	Voya CBRE Global Infrastructure Fund	MainStay CBRE Global Infrastructure Fund

The Board of Trustees (the “Board”) of Voya CBRE Global Infrastructure Fund (“Global Infrastructure Fund”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya CBRE Global Infrastructure Fund is required before the Merger may take place.

▪	What is happening?
o	On September 12, 2019, the Board approved a proposal to merge Global Infrastructure Fund into MainStay CBRE Global Infrastructure Fund.
o	On October 3, 2019 the MainStay Funds’ Board approved the creation of MainStay CBRE Global Infrastructure Fund.
o	Shareholders of Global Infrastructure Fund will be sent a combined proxy statement and prospectus on or about November 29, 2019.
o	A shareholder meeting will be held on or about February 6, 2020.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about February 21, 2020.
o	CBRE Clarion Securities LLC. (“Clarion”) serves as the sub-adviser to the Global Infrastructure Fund and will continue to serve as sub-adviser to MainStay CBRE Global Infrastructure Fund. New York Life Investment Management LLC. (“NYLIM”) will serve as the manager of the MainStay CBRE Global Infrastructure Fund. If the Merger is approved, shareholders of Global

October 4, 2019

Client Talking Points

Infrastructure Fund will become shareholders of MainStay CBRE Global Infrastructure Fund as of the close of business on or about February 21, 2020.
o	A prospectus supplement was filed on or about October 4, 2019 to notify shareholders of the changes.

▪	Why is the Merger proposed?
o	Voya Investments, LLC (“Voya Investments” ) has determined that continuing to support certain real estate mutual funds is not well aligned with its strategy going forward
o	Voya Investments believes that shareholders value having Clarion continue to manage Global Infrastructure Fund’s assets as sub-advisor.
o	Voya Investments also believes that Global Infrastructure Fund and its shareholders will benefit from the involvement of NYLIM as investment manager and from being part of a strong and stable mutual fund platform like the MainStay Group of Funds.
o	Voya Investments believes that NYLIM will provide strong administrative, compliance and marketing and sales support.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	What are the key dates for the transaction?
o	October 4, 2019: Shareholder proxies filed
o	November 29, 2019: Global Infrastructure Funds’ proxies and supplements mailed to shareholders
o	February 6, 2019: Shareholder meeting to approve the reorganizations
o	February 21, 2019: Closing date

▪	How are the Funds’ shareholders expected to benefit from the proposed transaction?

o	Continuity of portfolio management as CBRE would be named the new funds’ subadvisor as part of the reorganization.
o	Continuity of the Global Infrastructure investment strategies in the new MainStay Funds.
o	Reduced total expenses due in part to the reduction of management fees and expense limitation agreements between New York Life Investments and the new funds.
o	An investment in a mutual fund complex with the reputation, financial strength, resources, and operational oversight of New York Life Investments and the MainStay Funds.

▪	How do the Investment Objectives compare?
	Voya CBRE Global Infrastructure Fund	MainStay CBRE Global Infrastructure Fund
Investment Objective	The Fund seeks total return including capital appreciation and current income.	The Fund seeks total return.

October 4, 2019

Client Talking Points

▪	Who is CBRE Clarion?

CBRE Clarion is the listed securities investment management arm of CBRE Global Investors, one of the world’s leading real asset investment managers with $107 billion in assets under management as of June 30, 2019. As part of CBRE Group, a premier real estate services platform, CBRE Clarion offers clients a competitive advantage with enriched local market knowledge and access to best-in-class services.

CBRE Clarion manages global and regionally focused portfolios of real estate securities, listed infrastructure, and midstream energy and MLPs. CBRE Clarion has a deep and experienced investment team, where the senior investment team averages 25 years of experience and investment professionals are located across offices in Philadelphia, London, Tokyo, Sydney and Hong Kong

▪	What is the experience of the CBRE Clarion Securities LLC Team?

MainStay CBRE Global Infrastructure Fund will be managed by the CBRE Clarion Securities LLC team of T. Ritson Ferguson, Jeremy Anagnos, Daniel Foley and Hinds Howard.

T. Ritson Ferguson, CFA

Portfolio Manager

Mr. Ferguson joined CBRE Clarion Securities predecessor firm in 1992. Prior to joining CBRE Clarion, Mr. Ferguson was on the global management committee of ING Real Estate Investment Management. He was also one of the founding principals who formed the predecessor entity to CBRE Clarion Securities. Earlier in his real estate career, Mr. Ferguson worked at K.S. Sweet Associates and Trammell Crow Company. He was also a consultant at Bain & Company and a Captain in the U.S. Air Force. Mr. Ferguson began his real estate career in 1986. He has an M.B.A. from the University of Pennsylvania’s Wharton School of Business and a B.S. from Duke University. He is also a Chartered Financial Analyst® (“CFA®”) charterholder.

Jeremy Anagnos, CFA

Portfolio Manager

Mr. Anagnos joined CBRE Clarion in 2011. Prior to that he served as Co-Chief Investment Officer of CB Richard Ellis Investors’ Securities Team responsible for portfolio management of global real estate securities separate accounts and funds. Mr. Anagnos was a founder of the securities group at CBRE and assisted in raising over $3 billion in assets as well as overseeing the global 28 member investment and operations team. During his career, he has worked in various management and research positions in the real estate industry with LaSalle Investment Management in Baltimore/Amsterdam and Deutsche Bank in London. Mr. Anagnos has over 24 years of real asset investment management experience. He has a B.S. from Boston College and he is a CFA® charterholder.

Daniel Foley, CFA

Portfolio Manager

Mr. Foley joined CBRE Clarion Securities in 2006, and has over 13 years of financial industry experience. In his tenure with CBRE Clarion Securities and its predecessor firm, Mr. Foley has gained extensive, multi-disciplined experience evaluating real asset securities spanning developed

October 4, 2019

Client Talking Points

and emerging markets across the globe. During his long tenure with the firm he has covered wide-ranging business models. Mr. Foley has an M.B.A. from Villanova University and a B.S. from Drexel University. He is also a CFA® charterholder.

Hinds Howard

Portfolio Manager

Mr. Howard joined CBRE Clarion Securities in 2013. Prior to that, he was a portfolio manager and partner managing separate accounts with an MLP investment focus at Guzman Investment Strategies. Prior to Guzman, Mr. Howard co-founded and managed Curbstone Group, a Texas-based registered investment advisor firm that managed MLP portfolios on behalf of high net worth clients. He previously worked for Lehman Brothers analyzing and modeling public and private energy MLPs, first in the investment banking division and subsequently for an investment fund investing in MLPs. Mr. Howard has over 15 years of listed MLP and North American energy investment experience. He has an M.B.A. from Babson College and a B.S. from Boston University.

▪	How do the Annual Portfolio Operating Expenses compare?

Below is a comparison of the fees and expenses of the Funds before and after the Reorganization. Only pro-forma information is provided for the MainStay CBRE Global Infrastructure Fund because it will not commence operations until the Reorganization is completed.

It is important to note that following the Reorganization, shareholders of the Global Infrastructure Fund will be subject to the actual fee and expense structures of the MainStay CBRE Global Infrastructure Fund, which may not be the same as the pro-forma combined fees and expenses. Future fees and expenses may be greater or lesser than those indicated below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the MainStay Funds.

Global Infrastructure Fund offers Class A, Class C, Class I, and Class W shares. There are currently no shareholders of class T shares. MainStay CBRE Global Infrastructure Fund offers Class A, Class C, and Class I, shares.

If shareholders approve the Reorganization, shareholders of the Global Infrastructure Fund would receive shares of the MainStay CBRE Global Infrastructure Fund as set forth in the table below:

Acquired Fund Shares	Acquiring Fund Shares
Class A	Class A
Class C	Class C
Class I	Class I
Class W	Class I

October 4, 2019

Client Talking Points

	Voya CBRE Global Infrastructure Fund Class A	MainStay CBRE Global Infrastructure Fund Pro Forma Combined Class A
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	0.85%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses[2]	0.33%	0.18%
Total Annual Fund Operating Expenses	1.58%	1.28%
Waivers / Expenses[3,4]	(0.23)%	0.00%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	1.35%	1.28%

	Voya CBRE Global Infrastructure Fund Class C	MainStay CBRE Global Infrastructure Fund Pro Forma Combined Class C
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	1.00%	1.00%
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	0.85%
Distribution and/or Service (12b-1) Fees	1.00%	1.00%
Other Expenses[2]	0.33%	0.38%
Total Annual Fund Operating Expenses	2.33%	2.23%
Waivers / Expenses[3,4]	(0.23)%	(0.15)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	2.10%	2.08%

October 4, 2019

Client Talking Points

	Voya CBRE Global Infrastructure Fund Class I	Voya CBRE Global Infrastructure Fund Class W	MainStay CBRE Global Infrastructure Fund Pro Forma Combined Class I
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	1.00%	0.85%
Distribution and/or Service (12b-1) Fees	None	None	None
Other Expenses[2]	0.16%	0.33%	0.18%
Total Annual Fund Operating Expenses	1.16%	1.33%	1.03%
Waivers / Expenses[3,4]	(0.06)%	(0.23)%	(0.06)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	1.10%	1.10%	0.97%

1.	No initial sales charge applies on investments of $1 million or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.
2.	Based on estimated amounts for the current fiscal year.
3.	Voya Investments is contractually obligated to limit expenses to 1.35%, 2.10%, 1.10%, 1.35% and 1.10% for Class A, Class C, Class I, Class T and Class W shares, respectively, through March 1, 2020. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. The limitation is subject to possible recoupment by Voya Investments within 36 months of the waiver or reimbursement. Termination or modification of this obligation requires approval by the Acquired Fund’s board.
4.	New York Life Investments has contractually agreed to waive fees and/or reimburse expenses on the Acquiring Fund so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following percentage of its average daily net assets: Class A, 1.33%; Class C, 2.08%; and Class I, 0.97%. This agreement will remain in effect until February 28, 2022, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Acquiring Fund’s Board of Trustees.

▪	How does Voya CBRE Global Infrastructure Fund’s performance compare to MainStay CBRE Global Infrastructure Fund?

The following information is intended to help you understand the risks of investing in Global Infrastructure Fund. The following bar chart shows the changes in Global Infrastructure Fund’s performance from year to year, and the table compares Global Infrastructure Fund’s performance to the performance of a broad-based securities market index/indices for the same period. Global Infrastructure Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of Global Infrastructure Fund’s Class A shares. Sales charges are not reflected in the bar chart. If they were, returns would be less than those shown. However, the table includes all applicable fees and sales charges. Performance for other share classes would differ to the extent they have differences in their fees and expenses.

October 4, 2019

Client Talking Points

Because Class C, Class T and Class W shares of the Global Infrastructure Fund had not commenced operations as of the calendar year ended December 31, 2018, no performance information for Class C, Class T and Class W shares is provided below.

Global Infrastructure Fund is the successor to CBRE Clarion Global Infrastructure Value Fund (the “Predecessor Fund”), a mutual fund with substantially similar investment objectives, policies, and restrictions, as a result of the reorganization of the Predecessor Fund into the Global Infrastructure Fund on July 17, 2017. Global Infrastructure Fund’s performance prior to July 17, 2017, reflects the returns achieved by the Predecessor Fund.

As of October 4, 2019, MainStay CBRE Global Infrastructure Fund has not commenced operations. Therefore, the MainStay CBRE Global Infrastructure Fund has no calendar year performance information. MainStay CBRE Global Infrastructure Fund is anticipated to assume the performance history of the Global Infrastructure Fund at the closing of the Reorganization.

Global Infrastructure Fund – Net Calendar Year Returns

Global Infrastructure Fund – Net Total Returns

Average Annual Total Returns %

(for the periods ended December 31, 2018)

		1 Yr	5 Yrs	10 Yrs	Since Inception	Inception Date
Class A before taxes	%	-12.13	4.67	N/A	5.24	10/16/13
After tax on distributions	%	-12.87	2.20	N/A	2.67
After tax on distributions with sale	%	-6.22	3.05	N/A	3.40
Hybrid Benchmark Index[1]	%	-3.99	5.80	N/A	5.76
Class I before taxes	%	-6.56	6.22	N/A	7.82	06/28/13
Hybrid Benchmark Index[1]	%	-3.99	5.80	N/A	7.11

1	The Hybrid Benchmark Index is the UBS Global Infrastructure & Utilities 50/50 Index through March 31, 2015 and the FTSE Global Core Infrastructure 50/50 Index thereafter, due to the discontinuation of the former index. The index returns do not reflect deductions for fees or expenses.

October 4, 2019

Client Talking Points

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Funds will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

▪	Tax Considerations

As a condition to the closing of the Reorganization, Global Infrastructure Fund and MainStay CBRE Global Infrastructure Fund will have received from Dechert LLP, legal counsel to MainStay Funds Trust, an opinion to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. Accordingly, no gain or loss will be recognized by Global Infrastructure Fund or the shareholders of Global Infrastructure Fund as a result of the Reorganization, and the aggregate tax basis of the MainStay CBRE Global Infrastructure Fund shares received by each Global Infrastructure Fund shareholder will be the same as the aggregate tax basis of the shares of the Global Infrastructure Fund exchanged therefor.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Fund, please call Voya Investment Management toll free at 1-800-366-0066.

For information regarding any of the Funds discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-366-0066. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya CBRE Global Infrastructure Fund with and into MainStay CBRE Global Infrastructure Fund, please call Voya Investment Management toll free at 1-800-366-0066. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

October 4, 2019

Client Talking Points

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of MainStay CBRE Global Infrastructure Fund carefully before investing. Please instruct your clients to read the prospectus carefully before investing.

October 4, 2019

Client Talking Points

Filed by MainStay Funds Trust (SEC File Nos.: 333-234097; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Subject Company: Voya Mutual Funds

Subject Company SEC File Numbers: 033-56094; 811-07428

October 4, 2019

Voya Investment Management

Client Talking Points

Voya Global Real Estate Fund

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Fund Name	Surviving Fund Name
Reorganization	February 21, 2020	Voya Global Real Estate Fund	MainStay CBRE Real Estate Fund

The Board of Trustees (the “Board”) of Voya Global Real Estate Fund (“GRE Fund”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya Global Real Estate Fund is required before the Merger may take place. The merger of Voya Global Real Estate Fund is also contingent on shareholder approval of a second merger. Shareholders of Voya Real Estate Fund (the ‘RE Fund”) must approve the proposed reorganization of the RE Fund into MainStay CBRE Real Estate Fund for the merger of Voya Global Real Estate Fund to occur.

▪	What is happening?
o	On September 12, 2019, the Board approved a proposal to merge GRE Fund into MainStay CBRE Real Estate Fund.
o	On October 3, 2019 the MainStay Funds’ Board approved the creation of MainStay CBRE Real Estate Fund.
o	Shareholders of GRE Fund will be sent a combined proxy statement and prospectus on or about November 29, 2019.
o	A shareholder meeting will be held on or about February 6, 2020.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about February 21, 2020.
o	CBRE Clarion Securities LLC. (“Clarion”) serves as the sub-adviser to GRE Fund and will continue to serve as sub-adviser to MainStay CBRE Real Estate Fund. New York Life Investment Management LLC. (“NYLIM”) will serve as the manager of the MainStay CBRE Real Estate Fund.

October 4, 2019

Client Talking Points

If the Merger is approved, shareholders of the GRE Fund will become shareholders of MainStay CBRE Real Estate Fund as of the close of business on or about February 21, 2020.
o	A prospectus supplement was filed on or about October 4, 2019 to notify shareholders of the changes.

▪	Why is the Merger proposed?
o	Voya Investments, LLC (“Voya Investments” ) has determined that continuing to support certain real estate mutual funds is not well aligned with its strategy going forward
o	Voya Investments believes that shareholders value having Clarion continue to manage GRE Fund’s assets as sub-advisor.
o	Voya Investments also believes that GRE Fund and its shareholders will benefit from the involvement of NYLIM as investment manager and from being part of a strong and stable mutual fund platform like the MainStay Group of Funds.
o	Voya Investments believes that NYLIM will provide strong administrative, compliance and marketing and sales support.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	What are the key dates for the transaction?
o	October 4, 2019: Shareholder proxies filed
o	November 29, 2019: GRE Funds’ proxies and supplements mailed to shareholders
o	February 6, 2019: Shareholder meeting to approve the reorganizations
o	February 21, 2019: Closing date

▪	How are the Funds’ shareholders expected to benefit from the proposed transaction?
o	Continuity of portfolio management as CBRE would be named the new funds’ subadvisor as part of the reorganization.
o	Reduced total expenses due in part to the reduction of management fees and expense limitation agreements between New York Life Investments and the new funds.
o	An investment in a mutual fund complex with the reputation, financial strength, resources, and operational oversight of New York Life Investments and the MainStay Funds.

▪	How do the Investment Objectives compare?
	Voya Global Real Estate Fund	MainStay CBRE Real Estate Fund
Investment Objective	The Fund seeks to provide investors with high total return consisting of capital appreciation and current income.	The Fund seeks total return.

▪	Will the tickers change?

The tickers for existing share classes of the fund will not change. Tickers for new share classes will be added to each fund.

October 4, 2019

Client Talking Points

▪	Who is CBRE Clarion?

CBRE Clarion is the listed securities investment management arm of CBRE Global Investors, one of the world’s leading real asset investment managers with $107 billion in assets under management as of June 30, 2019. As part of CBRE Group, a premier real estate services platform, CBRE Clarion offers clients a competitive advantage with enriched local market knowledge and access to best-in-class services.

CBRE Clarion manages global and regionally focused portfolios of real estate securities, listed infrastructure, and midstream energy and MLPs. CBRE Clarion has a deep and experienced investment team, where the senior investment team averages 25 years of experience and investment professionals are located across offices in Philadelphia, London, Tokyo, Sydney and Hong Kong.

▪	What is the experience of the CBRE Clarion Securities LLC Team?

MainStay CBRE Real Estate Fund will be managed by the CBRE Clarion Securities LLC team of T. Ritson Ferguson, Joseph P. Smith, Jonathan Miniman and Kenneth Weinberg

T. Ritson Ferguson, CFA

Portfolio Manager

Mr. Ferguson joined CBRE Clarion Securities predecessor firm in 1992. Prior to joining CBRE Clarion, Mr. Ferguson was on the global management committee of ING Real Estate Investment Management. He was also one of the founding principals who formed the predecessor entity to CBRE Clarion Securities.

Earlier in his real estate career, Mr. Ferguson worked at K.S. Sweet Associates and Trammell Crow Company. He was also a consultant at Bain & Company and a Captain in the U.S. Air Force. Mr. Ferguson began his real estate career in 1986. He has an M.B.A. from the University of Pennsylvania’s Wharton School of Business and a B.S. from Duke University. He is also a Chartered Financial Analyst® (“CFA®”) charterholder.

Joseph P. Smith, CFA

Portfolio Manager

Mr. Smith joined CBRE Clarion Securities’ predecessor firm in 1997. Prior to that, Mr. Smith worked in various management and analyst positions in the real estate industry including positions at Alex Brown & Sons, PaineWebber and Radnor Advisors. He has over 29 years of real estate investment management experience. Mr. Smith has an M.B.A. from the Wharton School, University of Pennsylvania and a B.S. from Villanova University. He is also a CFA® charterholder.

Jonathan Miniman, CFA

Portfolio Manager

Mr. Miniman joined CBRE Clarion Securities’ in 2002. Prior to that, Mr. Miniman worked at Group One Trading as a trader. Mr. Miniman has over 18 years of financial industry experience. He has a B.S. from Villanova University and he is also a CFA® charterholder.

Kenneth Weinberg, CFA

Portfolio Manager

October 4, 2019

Client Talking Points

Mr. Weinberg joined CBRE Clarion Securities in 2004. Prior to that, Mr. Weinberg has worked in various management and analyst positions in the real estate industry including positions with Legg Mason Wood Walker, Inc. and Prudential Real Estate Investors. Mr. Weinberg has over 28 years of real estate investment management experience. Mr. Weinberg has an M.B.A. from the Fuqua School, Duke University and a B.S. from Duke University. He is also a CFA® charterholder.

▪	How do the Annual Portfolio Operating Expenses compare?

Below is a comparison of the fees and expenses of the Funds before and after the Reorganization. Only pro-forma information is provided for the MainStay CBRE Real Estate Fund because it will not commence operations until the Reorganization is completed.

Because the Reorganization is contingent upon shareholder approval of the Real Estate Reorganization by shareholders of the Voya Real Estate Fund, pro-forma combined fees and expenses, which are as of April 30, 2019 for GRE Fund and May 31, 2019 for Voya Real Estate Fund, show estimated expenses of the MainStay CBRE Real Estate Fund after giving effect to both the Reorganization and the Real Estate Reorganization. Pro-forma combined fees and expenses are estimated in good faith and are hypothetical.

It is important to note that following the Reorganization, shareholders of the GRE Fund will be subject to the actual fee and expense structures of the MainStay CBRE Real Estate Fund, which may not be the same as the pro-forma combined fees and expenses. Future fees and expenses may be greater or lesser than those indicated below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the MainStay Funds.

GRE Fund offers Class A, Class C, Class I, Class O, Class R, Class R6, Class T and Class W shares. There are currently no shareholders of Class T shares. Class O shares will be converted to Class A shares in advance of the closing of the Reorganization.

If shareholders approve the Reorganization and shareholders of the Voya Real Estate Fund approve the Real Estate Reorganization, shareholders of the GRE Fund would receive shares of the MainStay CBRE Real Estate Fund as set forth in the table below:

Acquired Fund Shares	Acquiring Fund Shares
Class A	Class A
Class O	Class A
Class C	Class C
Class I	Class I
Class W	Class I
Class R	Class R3
Class R6	Class R6

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Client Talking Points

	Voya Global Real Estate Fund Class A	Voya Global Real Estate Fund Class O	Voya Real Estate Fund Class A	Voya Real Estate Fund Class O	MainStay CBRE Real Estate Fund Pro Forma Combined Class A
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	5.75%	None	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	None	None	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	0.85%	0.85%	0.80%	0.80%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.25%	0.25%	0.25%
Other Expenses[2]	0.40%	0.40%	0.26%	0.26%	0.28%
Total Annual Fund Operating Expenses	1.50%	1.50%	1.31%	1.31%	1.28%
Waivers / Expenses[3,4]	(0.24)%	(0.24)%	(0.11)%	(0.11)%	(0.10)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	1.26%	1.26%	1.20%	1.20%	1.18%

	Voya Global Real Estate Fund Class C	Voya Real Estate Fund Class C	MainStay CBRE Real Estate Fund Pro Forma Combined Class C
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	0.85%	0.80%	0.75%
Distribution and/or Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses[2]	0.40%	0.26%	0.24%
Total Annual Fund Operating Expenses	2.25%	2.06%	1.99%
Waivers / Expenses[3,4]	(0.24)%	(0.11)%	(0.06)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	2.01%	1.95%	1.93%

October 4, 2019

Client Talking Points

	Voya Global Real Estate Fund Class I	Voya Global Real Estate Fund Class W	Voya Real Estate Fund Class I	Voya Real Estate Fund Class W	MainStay CBRE Real Estate Fund Pro Forma Combined Class I
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	None	None	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	0.85%	0.85%	0.80%	0.80%	0.75%
Distribution and/or Service (12b-1) Fees	None	None	None	None	None
Other Expenses[2]	0.38%	0.40%	0.17%	0.26%	0.28%
Total Annual Fund Operating Expenses	1.23%	1.25%	0.97%	1.06%	1.03%
Waivers / Expenses[3,4]	(0.22)%	(0.24)%	(0.12)%	(0.11)%	(0.20)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	1.01%	1.01%	0.85%	0.95%	0.83%

	Voya Global Real Estate Fund Class R	Voya Real Estate Fund Class R	MainStay CBRE Real Estate Fund Pro Forma Combined Class R3
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	0.85%	0.80%	0.75%
Distribution and/or Service (12b-1) Fees	0.50%	0.50%	0.50%
Other Expenses[2]	0.40%	0.26%	0.38%
Total Annual Fund Operating Expenses	1.75%	1.56%	1.63%
Waivers / Expenses[3,4]	(0.24)%	(0.11)%	(0.20)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	1.51%	1.45%	1.43%

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Client Talking Points

	Voya Global Real Estate Fund Class R6	Voya Real Estate Fund Class R6	MainStay CBRE Real Estate Fund Pro Forma Combined Class R6
Shareholder Fees (fees paid directly from shareholder’s investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)[1]	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	0.85%	0.80%	0.75%
Distribution and/or Service (12b-1) Fees	None	None	None
Other Expenses[2]	0.17%	0.09%	0.04%
Total Annual Fund Operating Expenses	1.02%	0.89%	0.79%
Waivers / Expenses[3,4]	(0.06)%	(0.13)%	(0.05)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3,4]	0.96%	0.76%	0.74%

1.	No initial sales charge applies on investments of $1 million or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.
2.	Based on estimated amounts for the current fiscal year.
3.	For Voya Real Estate Fund, Voya Investments and CBRE Clarion are contractually obligated to limit expenses to 1.30%, 2.05%, 0.95%, 1.30%, 1.55%, 0.86%, 1.30%, and 1.05% for Class A, Class C, Class I, Class O, Class R, Class R6, Class T, and Class W shares, respectively, through October 1, 2019. This limitation is subject to possible recoupment by Voya Investments within 36 months of the waiver or reimbursement. In addition, Voya Investments is contractually obligated to further limit expenses to 1.20%, 1.95%, 0.85%, 1.20%, 1.45%, 0.76%, 1.20%, and 0.95% for Class A, Class C, Class I, Class O, Class R, Class R6, Class T, and Class W shares, respectively, through October 1, 2020. The limitations do not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. Termination or modification of these obligations requires approval by the Voya Real Estate Fund’s board. For the Acquired Fund, Voya Investments is contractually obligated to limit expenses to 1.30%, 2.05%, 1.05%, 1.30%, 1.55%, 1.00%, 1.30%, and 1.05% for Class A, Class C, Class I, Class O, Class R, Class R6, Class T, and Class W shares, respectively, through March 1, 2020. This limitation is subject to possible recoupment by Voya Investments within 36 months of the waiver or reimbursement. In addition, Voya Investments is contractually obligated to further limit expenses to 1.26%, 2.01%, 1.01%, 1.26%, 1.51%, 0.96%, 1.26%, and 1.01% for Class A, Class C, Class I, Class O, Class R, Class R6, Class T, and Class W shares, respectively, through March 1, 2020. The limitations do not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. Termination or modification of these obligations requires approval by the Acquired Fund’s board.
4.	New York Life Investments has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following percentage of its average daily net assets: Class A, 1.18%; Investor Class 1.35%; Class C, 1.93%; Class I, 0.83%; Class R3, 1.43%; and Class R6, 0.74%. This agreement will remain in effect until February 28, 2022, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

▪    How does Voya Global Real Estate Fund’s performance compare to MainStay CBRE Real Estate Fund?

The following information is intended to help you understand the risks of investing in GRE Fund. The following bar chart shows the changes in GRE Fund’s performance from year to year, and the table compares GRE Fund’s performance to the performance of a broad-based securities market index/indices for the same period. GRE Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of GRE Fund’s Class A shares. Sales charges are not reflected in the bar chart. If they were, returns would be less than those shown. However, the table includes all applicable fees and sales charges. Performance for other share classes would differ to the extent they have differences

October 4, 2019

Client Talking Points

in their fees and expenses. The Class R6 shares performance shown for the period prior to their inception date is the performance of Class I shares without adjustment for any differences in the expenses between the two classes. If adjusted for such differences, returns would be different.

Because Class T shares of GRE Fund had not commenced operations as of the calendar year ended December 31, 2018, no performance information for Class T shares is provided below.

As of October 4, 2019, MainStay CBRE Real Estate Fund has not commenced operations. Therefore, MainStay CBRE Real Estate Fund has no calendar year performance information. MainStay CBRE Real Estate Fund is anticipated to assume the performance history of the Voya Real Estate Fund at the closing of the Real Estate Reorganization, which performance history is also anticipated to survive the Reorganization.

GRE Fund – Net Calendar Year Returns

October 4, 2019

Client Talking Points

GRE Fund – Net Total Returns

Average Annual Total Returns %

(for the periods ended December 31, 2018)

		l Yr	5 Yrs	l0 Yrs	Since Inception	Inception Date
Class A before taxes	%	-14.24	1.05	7.05	N/A	11/05/01
After tax on distributions	%	-17.65	-1.40	5.11	N/A
After tax on distributions with sale	%	-5.69	0.35	5.13	N/A
FTSE EPRA/NAREIT Developed Index[1]	%	-5.63	4.34	9.65	N/A
S&P 500® Index[2]	%	-4.38	8.49	13.12	N/A
Class C before taxes	%	-10.39	1.51	6.88	N/A	01/08/02
FTSE EPRA/NAREIT Developed Index[1]	%	-5.63	4.34	9.65	N/A
S&P 500® Index[2]	%	-4.38	8.49	13.12	N/A
Class I before taxes	%	-8.72	2.54	8.01	N/A	06/03/05
FTSE EPRA/NAREIT Developed Index[1]	%	-5.63	4.34	9.65	N/A
S&P 500® Index[2]	%	-4.38	8.49	13.12	N/A
Class O before taxes	%	-9.06	2.24	7.67	N/A	11/15/06
FTSE EPRA/NAREIT Developed Index[1]	%	-5.63	4.34	9.65	N/A
S&P 500® Index[2]	%	-4.38	8.49	13.12	N/A
Class R before taxes	%	-9.20	2.01	N/A	4.57	08/05/11
FTSE EPRA/NAREIT Developed Index[1]	%	-5.63	4.34	N/A	6.60
S&P 500® Index[2]	%	-4.38	8.49	N/A	12.83
Class R6 before taxes	%	-8.66	2.66	8.07	N/A	07/15/14
FTSE EPRA/NAREIT Developed Index[1]	%	-5.63	4.34	9.65	N/A
S&P 500® Index[2]	%	-4.38	8.49	13.12	N/A
Class W before taxes	%	-8.74	2.53	7.97	N/A	02/12/08
FTSE EPRA/NAREIT Developed Index[1]	%	-5.63	4.34	9.65	N/A
S&P 500® Index[2]	%	-4.38	8.49	13.12	N/A

1	The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.
2	The index returns do not reflect deductions for fees, expenses, or taxes.

October 4, 2019

Client Talking Points

Voya Real Estate Fund – Net Calendar Year Returns

Voya Real Estate Fund - Net Total Returns

Average Annual Total Returns %

(for the periods ended December 31, 2018)

		l Yr	5 Yrs	l0 Yrs	Since Inception	Inception Date
Class A before taxes	%	-13.57	4.67	10.28	N/A	12/20/02
After tax on distributions	%	-18.84	0.90	7.80	N/A
After tax on distributions with sale	%	-3.97	3.17	7.97	N/A
MSCI U.S. REIT® Index[1]	%	-4.57	7.80	12.17	N/A
Class C before taxes	%	-9.65	5.03	10.07	N/A	01/17/03
MSCI U.S. REIT® Index[1]	%	-4.57	7.80	12.17	N/A
Class I before taxes	%	-7.94	6.19	11.26	N/A	12/31/96
MSCI U.S. REIT® Index[1]	%	-4.57	7.80	12.17	N/A
Class O before taxes	%	-8.21	5.92	10.97	N/A	09/15/04
MSCI U.S. REIT® Index[1]	%	-4.57	7.80	12.17	N/A
Class R before taxes	%	-8.58	5.63	N/A	7.43	08/05/11
MSCI U.S. REIT® Index[1]	%	-4.57	7.80	N/A	9.39
Class R6 before taxes	%	-7.93	6.24	11.29	N/A	07/03/14
MSCI U.S. REIT® Index[1]	%	-4.57	7.80	12.17	N/A
Class W before taxes	%	-8.03	5.84	11.06	N/A	12/17/07
MSCI U.S. REIT® Index[1]	%	-4.57	7.80	12.17	N/A

1 The index returns do not reflect deductions for fees, expenses, or taxes.

October 4, 2019

Client Talking Points

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Funds will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

▪	Tax Considerations

As a condition to the closing of the Reorganization, GRE Fund and MainStay CBRE Real Estate Fund will have received from Dechert LLP, legal counsel to MainStay Funds Trust, an opinion to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. Accordingly, no gain or loss will be recognized by GRE Fund or the shareholders of GRE Fund as a result of the Reorganization, and the aggregate tax basis of the MainStay CBRE Real Estate Fund shares received by each GRE Fund shareholder will be the same as the aggregate tax basis of the shares of the GRE Fund exchanged therefor.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Fund, please call Voya Investment Management toll free at 1-800-366-0066.

For information regarding any of the Funds discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-366-0066. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Global Real Estate Fund with and into MainStay CBRE Real Estate Fund, please call Voya Investment Management toll free at 1-800-366-0066. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

October 4, 2019

Client Talking Points

Your clients should consider the investment objectives, risks, charges and expenses of MainStay CBRE Real Estate Fund carefully before investing. Please instruct your clients to read the prospectus carefully before investing.

Filed by MainStay Funds Trust (SEC File Nos.: 333-234097 and 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Voya Mutual Funds and Voya Equity Trust

Subject Company SEC File Numbers: 033-56094; 811-07428 and 333-56881; 811-08817

Reactive Media Statement, Speaking Points and Q&A

These speaking points reinforce messages that were prepared for conversations with clients, consultants, employees and other stakeholders regarding the mergers of certain Voya real estate and infrastructure funds that are sub-advised by CBRE Clarion with and into a series of New York Life Investments funds.

This document should not be circulated to any external parties. All media inquiries should be directed to Kris Kagel / 212-309-6568/ Kristopher.Kagel@voya.com.

Reactive Media Statement

Voya Investment Management and New York Life Investments are pleased to enter into this agreement whereby New York Life Investments will adopt three funds subadvised by CBRE Clarion — subject to approval by the fund’s shareholders.

After a rigorous and thoughtful analysis, as part of our focus on investing in our public and private market capabilities, we determined that listed real estate and infrastructure mutual funds did not best align with our strategic product focus.

We believe that these funds will benefit from New York Life Investment’s strong mutual fund platform and the continuity of having CBRE Clarion as subadvisors and that shareholders will continue to receive strong administrative, compliance and marketing and sales support.

Speaking Points

•	Voya Investment Management, after a rigorous and thoughtful process, determined that continuing to support these retail real estate and infrastructure mutual funds did not align with the firm’s strategy going forward.

•	Voya Investment Management further believes that the retail CBRE Funds and their shareholders will benefit from the involvement of New York Life Investments and its strong mutual fund platform.

•	New York Life Investments’ involvement ensures the funds will continue to receive strong administrative, compliance and marketing and sales support.

•	The portfolios will continue to be managed by CBRE.

•	We anticipate that this transaction, pending approval by the fund’s shareholders, will be completed on or about February 21, 2020.

•	Proxy material will be mailed to shareholders of the funds on or about November 29th, 2019.

Q&A

What is the rationale behind this transaction?

After a rigorous and thoughtful analysis, and as part of our focus on making further investments in our expertise in specialty asset classes, Voya Investment Management determined that these funds did not best align with our strategy going forward.

Can you explain this transaction in further detail?

Upon approval of shareholders of these funds, the CBRE Global Infrastructure Fund will be merged into MainStay CBRE Global Infrastructure Fund; and Real Estate and Global Real Estate Funds will be merged into MainStay CBRE Real Estate Fund. If approved by shareholders, the adoptions will take place on or about February 21, 2020.

Throughout this process, and following the transfer of these funds to New York Life Investments, they will continue to be managed by CBRE Clarion.

How will this impact Voya Investment Management’s AUM?

The transaction will have a minimal effect on Voya IM’s AUM. Combined, the funds account for approximately $1 billion in AUM, which represents less than 0.5% of Voya IM’s AUM as of 6/30/2019.

Will this transaction result in any changes in Voya Investment Management staff?

No.

How will this transaction benefit investors in these funds?

We believe that these funds and their shareholders will benefit from New York Life Investments’ strong mutual fund platform and that shareholders will continue to receive strong administrative, compliance and marketing and sales support.”

Can you provide the financial terms of this transaction

Financial terms of this transaction are not being disclosed.

When do you expect this transaction to be complete?

We anticipate that this transaction, pending approval by the fund’s shareholders, to be completed on or about February 21, 2020.

Proxy material will be mailed to shareholders of the funds on or about November 29th, 2019.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of Voya investment products. The information presented has been obtained from sources Voya Investment Management (“Voya IM”) deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice. This information is provided to Voya IM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm. Please only use compliance-approved marketing materials with clients and prospects. These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provides a sound basis for evaluating our investment products and services. This information cannot be reproduced in whole or in part in any manner without the prior permission of a Voya IM Compliance Officer.